Filed by IAC/InterActiveCorp

Pursuant to Rule 425

Under the Securities Act of 1933

Deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Commission File No. 000-26521

From: Kathy Dellplain
Sent: Wednesday, July 06, 2005
To: All IAC Travel Employees Worldwide
Subject: Expedia Spin-Off – Q&As

As we move closer to our official spin-off from IAC and start doing business as an independent publicly traded company, Expedia, Inc. I wanted to write to you and provide some answers to questions that you may have regarding the spin-off. This is a very exciting time for our company as we consolidate our travel and travel-related business all under one company. The attached Q&A has been developed to answer many of your questions related to the spin-off – why are we doing this? How does this affect me as an employee? Does this affect my benefits?

As we get closer to the actual spin-off date, I will provide updated information on what is happening.

Kathy Dellplain
EVP, Human Resources

EXPEDIA SPIN-OFF – FAQs FOR ALL EXPEDIA EMPLOYEES

General Company Info

What is happening?

On or about June 20, 2005, IAC mailed a proxy statement/prospectus to its stockholders in connection with the solicitation of proxies for use at its 2005 Annual Meeting of Stockholders, which will be held on Tuesday, July 19, 2005 (the “2005 Annual Meeting”).  At the 2005 Annual Meeting, IAC’s stockholders will consider and vote on (among other proposals) the proposal to spin-off Expedia, Inc. as a separately traded public company that will consist of certain of IAC’s travel and travel-related business, subsidiaries and investments.

Following the completion of the spin-off, Expedia, Inc. will consist of IAC’s travel and travel-related businesses, subsidiaries and investments (other than Interval International and TV Travel Shop, which IAC will retain) and TripAdvisor.  IAC will continue to own and operate its remaining businesses as an independent, separately traded public company.

Why is IAC doing this?

The IAC Board of Directors has reviewed IAC’s organizational structure to consider the strategic, operational and financial requirements of a large company operating in several businesses.  In light of that review, the Board believes that the spin-off would provide many benefits to IAC and its stockholders.  These benefits include:

Post Spin-Off, Expedia, Inc.’s Equity Currency Will Enable Growth Through Travel Acquisitions. The travel distribution business has grown and matured over the past few years, bringing new opportunities and challenges.  A pure-play travel currency will give Expedia, Inc. the agility to more effectively maneuver in this environment.

Post Spin-Off, Travel Operations Will No Longer Dominate IAC’s Businesses. As a result of IAC’s success in travel and its present dominance within IAC’s portfolio of businesses, investors frequently view IAC primarily as a travel company. Following the spin-off, IAC will be a diversified interactive commerce and search company with a mix of established and embryonic non-travel businesses.

Improved Alignment of Management Performance with Each Company’s Performance. By separating Expedia, Inc. and IAC, the spin-off enables each company’s management team to have a greater impact on its own company’s results.  The improved alignment of management and company performance will better serve both employee and stockholder interests by more closely tying management’s actions to each company’s stock performance.

Provide Capital Markets and Investors with Greater Transparency into Each Company. IAC’s travel businesses have experienced tremendous growth since IAC acquired them; these businesses represent over 60% of IAC’s operating income and outsize each of IAC’s other businesses.  IAC currently expects that following the spin-off, Expedia will be a pure-play travel company with significant scale and a leading market position.  The separation of Expedia, Inc. from IAC will enable investors and capital markets to more accurately assess the performance and strategies of IAC’s remaining businesses and Expedia, Inc.’s business.

What will be the name of the new company?

Expedia, Inc. (a Delaware corporation)

What ticker symbol will Expedia, Inc. be traded under?

Expedia, Inc. has applied to list its Common Stock on NASDAQ under the “EXPE” stock symbol.

Will the separate travel companies such as Hotwire, Hotels.com, and TripAdvisor continue to exist?

Yes.  Post spin, Expedia, Inc. will be the parent company of these brands and businesses.

Where will the new company be headquartered?

Expedia, Inc.’s global headquarters will be located in Bellevue, Washington.

Who will make up the senior leadership of Expedia, Inc.?

The corporate officers of the company will be:

Barry Diller, Chairman and Senior Executive

Dara Khosrowshahi, Chief Executive Officer

Victor Kaufman, Vice Chairman

Chris Bellairs, Chief Financial Officer

Keenan Conder, Senior Vice President, General Counsel & Secretary

Kathy Dellplain, Executive Vice President, Human Resources

Paul Onnen, Executive Vice President, Technology

Bill Ruckelshaus, Senior Vice President, Strategy & Planning

Who will be on the Board of Directors?

Those individuals who are expected to serve as directors of Expedia, Inc. immediately following the spin-off are:

Barry Diller, Chairman of IAC and Chairman and Senior Executive of Expedia, Inc.

Dara Khosrowshahi, Chief Executive Officer of Expedia, Inc.

Victor Kaufman, Vice Chairman of IAC and Expedia, Inc.

A. George “Skip” Battle, Executive Chairman of Ask Jeeves

Robert R. Bennett, President and Chief Executive Officer of Liberty Media Corporation

Jonathan Dolgen, private investor and Senior Advisor to Viacom, Inc.

David Goldhill, private investor

Peter Kern, Managing Director of InterMedia Partners

John Malone, Chairman of the Board and a director of Liberty Media Corporation

How long will it take before we are officially a separate company?

It is estimated that this transaction will close in the third quarter of 2005, sometime after the 2005 Annual Meeting, which is scheduled for July 19, 2005.

My Employment

How will the transaction affect my employment?

We expect that the transaction will not affect the terms of your employment.   You will continue to be employed by the same company by which you are currently employed.  For example:  Employees of Hotwire will continue to be employed by Hotwire, Inc., which will be a wholly-owned subsidiary and operating company of Expedia, Inc. (the Delaware corporation).

What happens to my hire date and service date?

They will remain the same.

Will employees of Expedia, Inc. only be able to consider positions within the company or will they still be able to transfer to positions within other IAC companies?

Employees will continue to have the ability to consider, apply for, and if selected, transfer as an internal employee to other positions within Expedia, Inc.’s operating companies. After the spin-off, jobs will continue to be posted internally across the Expedia, Inc. companies (e.g., Expedia, CCV, ECT, Hotwire, Hotels.com and TripAdvisor) on a global basis so that employees are aware of openings and can apply for them.

IAC will be a completely separate company after the spin-off. IAC internal job postings will no longer be available to Expedia, Inc. employees, and IAC internal transfer policies will no longer apply.  Employees who move from Expedia, Inc. to IAC after the spin-off will be treated like an external hire by IAC, and vice versa.

I am currently on an H1B Visa, and am in the process of applying for a green card.  Will this spin-off affect the immigration process I am currently going through?

Since there is no change in the company employing you, there should be no change in the immigration process.  However, each situation will be reviewed on a case by case basis to confirm there is no impact on the individual.

Compensation & Benefits

What will happen to my benefits at the spin-off? (U.S. Employees only)

Current benefit plans, coverage levels and premiums will remain the same through 12/31/05.  Our goal is to minimize the personal impact of mid-year changes so that there will be no changes in features of your benefits, such as deductibles and time off benefits (vacation, sick leave, holidays, PTO and UTO).  There will be some minor administrative inconveniences in transitioning from IAC to Expedia plans following the spin-off.  As an example, new policy numbers will be assigned to Expedia’s benefit plans, which will generate a mailing of new ID cards for some benefits, such as medical, dental and vision plans.  We expect to have a “behind the scenes” transition to Expedia plans, with no enrollment process required of employees at the spin-off.

While we do not expect any change to your benefits in the short term, we are reviewing Expedia’s benefit plans for the new 2006 calendar year. We will look at many aspects of the plans – plan providers, coverage levels, costs and administrative processes. We will keep you informed as the health and welfare benefits transition progresses.

What happens to my participation in the IAC 401(K) Plan and my account balance? (U.S. employees only)

If you participate in the IAC 401(k) plan, your IAC 401(k) account balance and any outstanding loans will be transferred over to a new Expedia Plan at the spin-off and the new plan will be assigned a new plan number.  The 401(k) plan design, including the company match, will remain the same. Our plan at this time is to continue with Fidelity as our 401(k) plan administrator.

What will happen to the IAC stock that is in our 401(k) Plan? (U.S. employees only)

If you hold shares of IAC stock in the 401(k) plan, your IAC shares will be converted into equal shares of IAC common stock and Expedia common stock.  We will create separate IAC and Expedia stock funds in the new Expedia 401(k) Plan, and by the end of 2005, the IAC stock fund will be liquidated and proceeds reinvested into other 401(k) plan investment funds, according to individual investment elections.

What will happen to the IAC company discounts that we currently have?

IAC company discounts (such as the HSN discount) will not be available to Expedia employees after the spin-off, since we will be completely separate companies.  Other discount programs, not related to our current sister companies, will continue to be offered after the spin-off.

What will happen to the IAC matching gift program (U.S. employees only)?

Expedia will create its own matching gift program for employee charitable contributions following the spin- off from IAC. Up until the spin-off effective date, the current IAC program will continue to match gifts for

Expedia employees.  From the spin-off date forward, the IAC program will not be available to Expedia employees and Expedia will match employee charitable contributions through its own, separate program.  New guidelines and forms are being developed and will be provided to employees closer to the spin-off date.

Will there be changes to our compensation and review processes?

We expect that our compensation and review processes will remain the same moving forward, and that we will make changes in them as part of our ongoing competitive review of the market.

What can I tell others about this?

All employees of Expedia, Inc. and IAC are restricted by SEC regulations regarding what they can divulge about the spin-off, IAC and Expedia, Inc. The information in the proxy statement/prospectus is public and is all that can currently be shared with anyone, including your family and friends outside of the company. Please refer all media calls to expepr@expedia.com and direct any investor or analyst calls to ir@iac.com.

Additional Information about the IAC Spin-Off

In connection with the proposed spin-off, IAC filed a definitive proxy statement/prospectus with the Securities and Exchange Commission (SEC) on June 17, 2005, which was first mailed to stockholders on or around June 20, 2005. Stockholders of IAC are urged to read the definitive proxy statement/prospectus because it contains important information about IAC, the proposed spin-off transaction and related matters.  Investors and security holders can obtain free copies of the definitive proxy statement/prospectus by contacting Investor Relations, IAC/InterActiveCorp, Carnegie Hall Tower, 152 W. 57th Street, 42nd Floor, New York, NY 10019 (Telephone: (212) 314-7400). Investors and security holders can also obtain free copies of the definitive proxy statement/prospectus and other documents filed by IAC and Expedia with the SEC in connection with the proposed spin-off transaction at the SEC’s web site at www.sec.gov.

In addition to the definitive proxy statement/prospectus, IAC files annual, quarterly and current reports, proxy statements and other information with the SEC, each of which should be available at the SEC’s web site at www.sec.gov. You may also read and copy any reports, statements and other information filed by IAC at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information.

IAC and its directors, executive officers and certain members of management and other employees may be deemed to be participants in the solicitation of proxies of IAC’s stockholders to approve the proposed spin-off transaction, which transaction will be considered for approval by IAC’s stockholders at the 2005 Annual Meeting of Stockholders on July 19, 2005. Such individuals may have interests in the transaction as described in the definitive proxy statement/prospectus, including as a result of current holdings of options or shares of IAC’s stock and future holdings of options or shares of Expedia’s stock, which will be impacted in the transaction. Information regarding IAC and the equity interests of its directors and officers who may be deemed to be participants in the solicitation of proxies is contained in the definitive proxy statement/prospectus.  Additional information regarding the interest of such participants may be included in other relevant documents to be filed with the SEC in connection with the proposed spin-off transaction.

From: Kathy Dellplain
Sent: Wednesday, July 06, 2005
To: All IAC Travel Employees Worldwide
Subject: Additional Stock FAQs for Employees with Equity

Note: This e-mail provides an additional FAQ on stock for employees who hold some form of equity (stock options and/or RSUs)

As we move closer to our official spin-off from IAC and start doing business as an independent publicly traded company, Expedia, Inc. I wanted to write to you and provide some answers to questions that you may have regarding the spin-off. This is a very exciting time for our company as we consolidate our travel and travel-related business all under one company. The attached Q&A has been developed to answer many of your questions related to the spin-off – why are we doing this? How does this affect me as an employee? Does this affect my benefits?

As we get closer to the actual spin-off date, I will provide updated information on what is happening.

Kathy Dellplain
EVP, Human Resources

EXPEDIA SPIN-OFF – FAQs FOR ALL EXPEDIA EMPLOYEE EQUITY HOLDERS

Employee Stock Programs

If I am an IAC shareholder, what will I own after the Expedia spin-off?

IAC common stock will be converted into both IAC and Expedia common stock following the spin-off.  IAC common stock held outright by Expedia employees (whether by virtue of the vesting of RSUs or otherwise) will be treated accordingly.

Immediately prior to the spin-off, IAC will effect a one-for-two reverse stock split.  As a consequence, securities that are convertible into IAC common stock will be proportionately adjusted in accordance with their terms to give effect to the reverse stock split.  If you hold IAC common stock, for every two shares of IAC common stock that you own prior to the spin-off and the one-for-two reverse stock split, you will own one share of IAC common stock and one share of Expedia common stock immediately following the spin-off.  Each share of IAC common stock and Expedia common stock that you own following the spin-off will be entitled to one vote per share.  Holders will receive cash in lieu of fractional shares.

What happens to my employee equity?

Vested Options:

Each vested option to purchase shares of IAC common stock will convert into a vested option to purchase shares of IAC common stock and a vested option to purchase shares of Expedia common stock with adjustments to the number of shares subject to each option and the option exercise prices based on the relative market capitalizations of IAC and Expedia following the spin-off and giving effect to the one-for two reverse stock split.

Except as otherwise described above and except to the extent otherwise provided under local law, following the spin-off, the converted options will have the same terms and conditions, including the same exercise periods, as the vested options to purchase IAC common stock had immediately prior to the spin-off.

Following the spin-off, solely for purposes of determining the expiration of options with respect to shares of common stock of IAC held by employees of Expedia, Expedia employees will be deemed employed by both companies for so long as they continue to be employed by Expedia.

Unvested Options:

Each unvested option to purchase shares of IAC common stock held by an Expedia employee will convert into an unvested option to purchase shares of common stock of Expedia with adjustments to the number of shares subject to the option and the option exercise price based on the market capitalization of Expedia following the spin-off relative to the market capitalization of IAC prior to the spin-off and giving effect to the one-for-two reverse stock split.

Except as otherwise described above and except to the extent otherwise provided under local law, following the spin-off, the unvested options to purchase shares of common stock of Expedia will have the same terms and conditions, including the same vesting provisions and exercise periods, as the unvested IAC options had immediately prior to the spin-off.

Restricted Stock Units:

After the spin-off, all IAC restricted stock units (“RSUs”) held by an Expedia employee will convert to Expedia RSUs with adjustments to the number of shares underlying each RSU based on the market capitalization of Expedia following the spin-off relative to the market capitalization of IAC prior to the spin-off and giving effect to the one-for-two reverse stock split. Note that restricted stock units refer only to the unvested portion of any RSU grant you have received.  Once vested, RSUs automatically become shares of common stock and are no longer considered to be RSUs.

Except as otherwise described above and except to the extent otherwise provided under local law, following the spin-off, the Expedia RSUs will have the same terms and conditions, including the same vesting provisions, as the IAC RSUs had immediately prior to the date of the spin-off.

What is a reverse stock split?

A reverse stock split reduces the number of shares outstanding and should increase the share price proportionately. IAC is proposing a one-for-two reverse stock split.  After giving effect to the reverse stock split, approximately half as many shares of IAC common stock will be outstanding as were outstanding immediately prior to the reverse stock split.

 What are the tax consequences of the spin-off for employees?

Generally speaking, there should not be any tax consequence to employees in the U.S. due to the conversion of equity from the spin-off. We are researching the tax treatment in Canada, Europe and Asia Pacific, as the tax implications may vary by country and type of security.

Do I have a choice in the stock or equity I receive?

No.  The result of the spin-off is that all holders of shares of IAC common stock immediately prior to the spin-off would initially own all of the shares of IAC and Expedia common stock immediately following the spin-off.  For a description of the expected treatment of your vested options, unvested options and RSUs, see the responses to the question “What happens to my employee equity?” above.

What happens to employee warrants held by Expedia employees?

All employee warrants will be treated the same as shareholder warrants. Each shareholder and employee warrant will convert into an IAC and Expedia warrant.  Information on the treatment of warrants will be sent in a separate communications to employee and shareholder warrant holders.

Will the IAC and Expedia securities be listed on an exchange and publicly traded after the spin-off?

IAC common stock currently trades on The Nasdaq Stock market under the ticker symbol “IACI” and will continue to do so after the spin-off (as adjusted in connection with the spin-off and the one-for-two reverse stock split).  Those IAC warrants that currently trade on The Nasdaq Stock market under the ticker symbol “IACIW”) will continue to trade on The Nasdaq Stock Market following the spin-off (as adjusted in connection with the spin-off and the one-for-two reverse stock split) under the ticker symbol “IACIW.” Those IAC warrants that currently trade on The Nasdaq Stock market under the ticker symbol “IACIZ” will continue to trade on The Nasdaq Stock Market following the spin-off (as adjusted in connection with the spin-off and the one-for-two reverse stock split) under the ticker symbol “IACIZ.”

Expedia has applied to list Expedia common stock on The Nasdaq Stock market and has reserved the ticker symbol “EXPE.” Expedia also has applied to list on The Nasdaq Stock market the two series of Expedia warrants whose predecessor securities currently trade on the Nasdaq Stock market under the ticker symbols “IACIW” and IACIZ.” These new Expedia warrants are expected to trade under the ticker symbols “EXPEW” and EXPEZ.” Trading in Expedia common stock and Expedia warrants under those symbols is expected to begin on the first business day following the date that IAC completes the spin-off.

Will a when-issued trading market develop for post-spin-off IAC and/or Expedia securities prior to the completion of the spin-off?

“When-issued” trading refers to conditional purchases or sales transactions with respect to a security that has been authorized but is not yet issued and available.  IAC currently expects, but cannot guarantee, that a when-issued trading market will develop with respect to IAC and Expedia publicly held securities prior to the completion of the spin-off.  A when-issued market for post-spin-off IAC securities may develop as soon as IAC stockholder approval for the spin-off is obtained.  A when-issued market for post-spin-off Expedia securities may develop after IAC stockholder approval for the spin-off is obtained and Expedia securities are registered with the Securities and Exchange Commission under the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.  No assurance can be given that a when-issued trading market will, in fact, develop in either IAC or Expedia securities.

If I hold vested IAC stock options, will I be able to exercise my vested stock options before and after the transaction?

At this time, employees can exercise vested options and sell the shares resulting from those exercises at any time during which they are able to sell shares within the guidelines of IAC’s Securities Trading Policy. If you are unsure of whether you are able to sell securities under the policy, please contact Expedia’s legal team.

As with any stock conversion, there will be a period prior to and after the spin-off, during which employees will not be able to exercise their vested stock options due to administrative requirements. Indications at this time are that the blackout period required for the conversion may be as long as two to three weeks around the time of the spin-off.  As we get closer to the actual conversion, we will let you know of the specific blackout period that will be necessary for the administration of the equity award conversion.

Will Smith Barney continue to be the equity award plan administrator for Expedia, Inc.?

Smith Barney will continue to be the administrator for Expedia’s equity award programs for some time following the spin-off.  For the longer term, we are reviewing which firm will be the most appropriate choice for Expedia’s equity award plan administration in the future. Considerations include quality of service, automation capabilities and fee structure for the company and employees.  At this time, we are still reviewing proposals and have not come to any decision.

What will happen to the IAC stock that is in our 401(k) Plan?

If you hold shares of IAC stock in the 401(k) plan, your IAC shares will be converted into equal shares of IAC common stock and Expedia common stock.  We will create separate IAC and Expedia stock funds in the new Expedia 401(k) Plan, and by the end of 2005, the IAC stock fund will be liquidated and proceeds reinvested into other 401(k) plan investment funds, according to individual investment elections.

When will we be getting specific information on how this will affect my employee equity?

More detailed information on the treatment of equity will be finalized and communicated to you over the coming weeks. We expect to distribute and communicate details on employee stock options and RSUs in connection with the completion of the spin-off.

Additional Information about the IAC Spin-Off

In connection with the proposed spin-off, IAC filed a definitive proxy statement/prospectus with the Securities and Exchange Commission (SEC) on June 17, 2005, which was first mailed to stockholders on or around June 20, 2005. Stockholders of IAC are urged to read the definitive proxy statement/prospectus because it contains important information about IAC, the proposed spin-off transaction and related matters.  Investors and security holders can obtain free copies of the definitive proxy statement/prospectus by contacting Investor Relations, IAC/InterActiveCorp, Carnegie Hall Tower, 152 W. 57th Street, 42nd Floor, New York, NY 10019 (Telephone: (212) 314-7400). Investors and security holders can also obtain free copies of the definitive proxy statement/prospectus and other documents filed by IAC and Expedia with the SEC in connection with the proposed spin-off transaction at the SEC’s web site at www.sec.gov.

In addition to the definitive proxy statement/prospectus, IAC files annual, quarterly and current reports, proxy statements and other information with the SEC, each of which should be available at the SEC’s web site at www.sec.gov. You may also read and copy any reports, statements and other information filed by IAC at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information.

IAC and its directors, executive officers and certain members of management and other employees may be deemed to be participants in the solicitation of proxies of IAC’s stockholders to approve the proposed spin-off transaction, which transaction will be considered for approval by IAC’s stockholders at the 2005 Annual Meeting of Stockholders on July 19, 2005. Such individuals may have interests in the transaction as described in the definitive proxy statement/prospectus, including as a result of current holdings of options or shares of IAC’s stock and future holdings of options or shares of Expedia’s stock, which will be impacted in the transaction. Information regarding IAC and the equity interests of its directors and officers who may be deemed to be participants in the solicitation of proxies is contained in the definitive proxy statement/prospectus.  Additional information regarding the interest of such participants may be included in other relevant documents to be filed with the SEC in connection with the proposed spin-off transaction

From: IAC Human Resources

Sent: Wednesday, July 06, 2005

To: All IAC Employees Following the Spin-Off

Subject: Information Regarding Expedia Spin-Off

As you are probably aware, IAC has proposed to spin off Expedia, Inc., which will hold several of IAC’s travel and travel-related businesses, to become a separately traded, public company.  If IAC stockholders approve the spin-off at IAC’s 2005 Annual Meeting on July 19, 2005 and all of the other conditions to the completion of the spin-off are satisfied, IAC currently expects to complete the spin-off during the third quarter of 2005.

We have prepared the attached Q&A to answer some questions you may have regarding the spin-off, such as - Why are we doing this? How does it affect me?

You will also receive an additional communication at a later date from Fidelity, which will provide more information on how the spin-off may affect your 401(k).

EXPEDIA SPIN-OFF – FAQs FOR ALL IAC EMPLOYEES

What is happening?

On or about June 20, 2005, IAC mailed a proxy statement/prospectus to its stockholders in connection with the solicitation of proxies for use at its 2005 Annual Meeting of Stockholders, which will be held on Tuesday, July 19, 2005 (the “2005 Annual Meeting”).  At the 2005 Annual Meeting, IAC’s stockholders will consider and vote on (among other proposals) the proposal to spin-off Expedia, Inc. as a separately traded public company that will consist of certain of IAC’s travel and travel-related business, subsidiaries and investments.

Following the completion of the spin-off, Expedia, Inc. will consist of IAC’s travel and travel-related businesses, subsidiaries and investments (other than Interval International and TV Travel Shop, which IAC will retain) and TripAdvisor.  IAC will continue to own and operate its remaining businesses as an independent, separately traded public company.

Why is IAC doing this?

The IAC Board of Directors has reviewed IAC’s organizational structure to consider the strategic, operational and financial requirements of a large company operating in several businesses.  In light of that review, the Board believes that the spin-off would provide many benefits to IAC and its stockholders.  These benefits include:

Post Spin-Off, Expedia, Inc.’s Equity Currency Will Enable Growth Through Travel Acquisitions. The travel distribution business has grown and matured over the past few years, bringing new opportunities and challenges.  A pure-play travel currency will give Expedia, Inc. the agility to more effectively maneuver in this environment.

Post Spin-Off, Travel Operations Will No Longer Dominate IAC’s Businesses. As a result of IAC’s success in travel and its present dominance within IAC’s portfolio of businesses, investors frequently view IAC primarily as a travel company. Following the spin-off, IAC will be a diversified interactive commerce and search company with a mix of established and embryonic non-travel businesses.

Improved Alignment of Management Performance with Each Company’s Performance. By separating Expedia, Inc. and IAC, the spin-off enables each company’s management team to have a greater impact on its own company’s results.  The improved alignment of management and company performance will better serve both employee and stockholder interests by more closely tying management’s actions to each company’s stock performance.

Provide Capital Markets and Investors with Greater Transparency into Each Company. IAC’s travel businesses have experienced tremendous growth since IAC acquired them; these businesses represent over 60% of IAC’s operating income and outsize each of IAC’s other businesses.  IAC currently expects that following the spin-off, Expedia will be a pure-play travel company with significant scale and a leading market position.  The separation of Expedia, Inc. from IAC will enable investors and capital markets to more accurately assess the performance and strategies of IAC’s remaining businesses and Expedia, Inc.’s business.

Will the separate travel companies such as Hotwire, Hotels.com, and TripAdvisor continue to exist?

Yes.  Post spin, Expedia, Inc. will be the parent company of these brands and businesses.

How long will it take before we are officially two separate companies?

It is estimated that this transaction will close in the third quarter of 2005, sometime after the 2005 Annual Meeting, which is scheduled for July 19, 2005.

Will employees of IAC be able to consider positions within Expedia, Inc., or will they only be able to transfer to positions within other IAC companies?

Employees will continue to have the ability to consider, apply for, and if selected, transfer as an internal employee to other positions within IAC’s operating companies.  After the spin-off, Expedia, Inc. will be a completely separate company, therefore employees who move from IAC to Expedia, Inc. after the spin-off will be treated like an external hire by Expedia, and vice versa.

What will happen to the IAC stock that is in our 401(k) Plan? (U.S. employees only)

If you hold shares of IAC stock in the 401(k) plan, your IAC shares will be converted into equal shares of IAC common stock and Expedia common stock.  We will create separate IAC and Expedia stock funds in the IAC 401(k) Plan, and by the end of 2005, the Expedia stock fund will be liquidated and proceeds reinvested into other 401(k) plan investment funds, according to individual investment elections.

What can I tell others about this?

All employees of Expedia, Inc. and IAC are restricted by SEC regulations regarding what they can divulge about the spin off, IAC and Expedia, Inc. The information in the proxy statement/prospectus is public and all that can currently be shared with anyone, including your family and friends outside of the company. Please refer all media, investor or analyst calls to ir@iac.com.

Additional Information about the IAC Spin-Off

In connection with the proposed spin-off, IAC filed a definitive proxy statement/prospectus with the Securities and Exchange Commission (SEC) on June 17, 2005, which was first mailed to stockholders on or around June 20, 2005. Stockholders of IAC are urged to read the definitive proxy statement/prospectus because it contains important information about IAC, the proposed spin-off transaction and related matters.  Investors and security holders can obtain free copies of the definitive proxy statement/prospectus by contacting Investor Relations, IAC/InterActiveCorp, Carnegie Hall Tower, 152 W. 57th Street, 42nd Floor, New York, NY 10019 (Telephone: (212) 314-7400). Investors and security holders can also obtain free copies of the definitive proxy statement/prospectus and other documents filed by IAC and Expedia with the SEC in connection with the proposed spin-off transaction at the SEC’s web site at www.sec.gov.

In addition to the definitive proxy statement/prospectus, IAC files annual, quarterly and current reports, proxy statements and other information with the SEC, each of which should be available at the SEC’s web site at www.sec.gov. You may also read and copy any reports, statements and other information filed by IAC at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information.

IAC and its directors, executive officers and certain members of management and other employees may be deemed to be participants in the solicitation of proxies of IAC’s stockholders to approve the proposed spin-off transaction, which transaction will be considered for approval by IAC’s stockholders at the 2005 Annual Meeting of Stockholders on July 19, 2005. Such individuals may have interests in the transaction as described in the definitive proxy statement/prospectus, including as a result of current holdings of options or shares of IAC’s stock and future holdings of options or shares of Expedia’s stock, which will be impacted in the transaction. Information regarding IAC and the equity interests of its directors and officers who may be deemed to be participants in the solicitation of proxies is contained in the definitive proxy statement/prospectus.  Additional information regarding the interest of such participants may be included in other relevant documents to be filed with the SEC in connection with the proposed spin-off transaction.

From: IAC Human Resources

Sent: Wednesday, July 6, 2005

To: All IAC Employees Following the Spin-Off

Subject: Information Regarding Expedia Spin-Off – Q&A Addendum for Employees with IAC Equity

We have prepared the attached Q&A to answer your questions related to the impact of the Expedia spin-off on your IAC stock, stock options and/or restricted stock units.

Additional information will be provided regarding the treatment of your employee equity as we get closer to the actual spin-off date.

EXPEDIA SPIN-OFF – FAQs FOR ALL IAC
EMPLOYEE EQUITY HOLDERS

EMPLOYEE STOCK PROGRAMS

If I am an IAC shareholder, what will I own after the Expedia spin-off?

IAC common stock will be converted into both IAC and Expedia common stock following the spin-off.  IAC common stock held outright by employees (whether by virtue of the vesting of RSUs or otherwise) will be treated accordingly.

Immediately prior to the spin-off, IAC will effect a one-for-two reverse stock split.  As a consequence, securities that are convertible into IAC common stock will be proportionately adjusted in accordance with their terms to give effect to the reverse stock split.  If you hold IAC common stock, for every two shares of IAC common stock that you own prior to the spin-off and the one-for-two reverse stock split, you will own one share of IAC common stock and one share of Expedia common stock immediately following the spin-off.  Each share of IAC common stock and Expedia common stock that you own following the spin-off will be entitled to one vote per share.  Holders will receive cash in lieu of fractional shares.

What ticker symbol will Expedia, Inc. be traded under?

Expedia, Inc. has applied to list its Common Stock on NASDAQ under the “EXPE” stock symbol.

What happens to my employee equity?

Vested Options:

Each vested option to purchase shares of IAC common stock will convert into a vested option to purchase shares of IAC common stock and a vested option to purchase shares of Expedia common stock with adjustments to the number of shares subject to each option and the option exercise prices based on the relative market capitalizations of IAC and Expedia following the spin-off and giving effect to the one-for two reverse stock split.

Except as otherwise described above and except to the extent otherwise provided under local law, following the spin-off, the converted options will have the same terms and conditions, including the same exercise periods, as the vested options to purchase IAC common stock had immediately prior to the spin-off.

Following the spin-off, solely for purposes of determining the expiration of options with respect to shares of common stock of Expedia held by employees of IAC, IAC employees will be deemed employed by both companies for so long as they continue to be employed by IAC.

Unvested Options:

Each unvested option to purchase shares of IAC common stock held by an IAC employee will remain an unvested option to purchase shares of common stock of IAC with adjustments to the number of shares subject to the option and the option exercise price based on the market capitalization of IAC following the spin-off relative to the market capitalization of IAC prior to the spin-off and giving effect to the one-for-two reverse stock split.

Except as otherwise described above and except to the extent otherwise provided under local law, following the spin-off, the unvested options to purchase shares of common stock of IAC will have the same terms and conditions, including the same vesting provisions and exercise periods, as the unvested IAC options had immediately prior to the spin-off.

Restricted Stock Units:

After the spin-off, all IAC restricted stock units (“RSUs”) held by an IAC employee will remain IAC RSUs with adjustments to the number of shares underlying each RSU based on the market capitalization of IAC following the spin-off relative to the market capitalization of IAC prior to the spin-off and giving effect to the one-for-two reverse stock split. Note that restricted stock units refer only to the unvested portion of any RSU grant you have received.  Once vested, RSUs automatically become shares of common stock and are no longer considered to be RSUs.

Except as otherwise described above and except to the extent otherwise provided under local law, following the spin-off, the RSUs will have the same terms and conditions, including the same vesting provisions, as the RSUs had immediately prior to the date of the spin-off.

What is a reverse stock split?

A reverse stock split reduces the number of shares outstanding and should increase the share price proportionately.  IAC is proposing a one-for-two reverse stock split.  After giving effect to the reverse stock split, approximately half as many shares of IAC common stock will be outstanding as were outstanding immediately prior to the reverse stock split.

What are the tax consequences of the spin-off for employees?

Generally speaking, there should not be any tax consequence to employees in the U.S. due to the conversion of equity from the spin-off.

Do I have a choice in the stock or equity I receive?

No.  The result of the spin-off is that all holders of shares of IAC common stock immediately prior to the spin-off would initially own all of the shares of IAC and Expedia common stock immediately following the spin-off.  For a description of the expected treatment of your vested options, unvested options and RSUs, see the responses to the question “What happens to my employee equity?” above.

If I hold vested IAC stock options, will I be able to exercise my vested stock options before and after the transaction?

At this time, employees can exercise vested options and sell the shares resulting from those exercises at any time during which they are able to sell shares within the guidelines of IAC’s Securities Trading Policy. If you are unsure of whether you are able to sell securities under the policy, please contact your local Human Resources representative.

As with any stock conversion, there will be a period prior to and after the spin-off during which employees will not be able to exercise their vested stock options due to administrative requirements. Indications at this time are that the blackout period required for the conversion may be as long as two to three weeks around the time of the spin-off.  As we get closer to the actual conversion, we will let you know of the specific blackout period that will be necessary for the administration of the equity award conversion.

What will happen to the IAC stock that is in our 401(k) Plan?

If you hold shares of IAC stock in the 401(k) plan, your IAC shares will be converted into equal shares of IAC common stock and Expedia common stock.  We will create separate IAC and Expedia stock funds in the 401(k) Plan, and by the end of 2005, the Expedia stock fund will be liquidated and proceeds reinvested into other 401(k) plan investment funds, according to individual investment elections.

When will we be getting specific information on how this will affect my employee equity?

More detailed information on the treatment of equity will be finalized and communicated to you over the coming weeks. We expect to distribute and communicate details on employee stock options and RSUs in connection with the completion of the spin-off.

Additional Information about the IAC Spin-Off

In connection with the proposed spin-off, IAC filed a definitive proxy statement/prospectus with the Securities and Exchange Commission (SEC) on June 17, 2005, which was first mailed to stockholders on or around June 20, 2005. Stockholders of IAC are urged to read the definitive proxy statement/prospectus because it contains important information about IAC, the proposed spin-off transaction and related matters.  Investors and security holders can obtain free copies of the definitive proxy statement/prospectus by contacting Investor Relations, IAC/InterActiveCorp, Carnegie Hall Tower, 152 W. 57th Street, 42nd Floor, New York, NY 10019 (Telephone: (212) 314-7400). Investors and security holders can also obtain free copies of the definitive proxy statement/prospectus and other documents filed by IAC and Expedia with the SEC in connection with the proposed spin-off transaction at the SEC’s web site at www.sec.gov.

In addition to the definitive proxy statement/prospectus, IAC files annual, quarterly and current reports, proxy statements and other information with the SEC, each of which should be available at the SEC’s web site at www.sec.gov. You may also read and copy any reports, statements and other information filed by IAC at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information.

IAC and its directors, executive officers and certain members of management and other employees may be deemed to be participants in the solicitation of proxies of IAC’s stockholders to approve the proposed spin-off transaction, which transaction will be considered for approval by IAC’s stockholders at the 2005 Annual Meeting of Stockholders on July 19, 2005. Such individuals may have interests in the transaction as described in the definitive proxy statement/prospectus, including as a result of current holdings of options or shares of IAC’s stock and future holdings of options or shares of Expedia’s stock, which will be impacted in the transaction. Information regarding IAC and the equity interests of its directors and officers who may be deemed to be participants in the solicitation of proxies is contained in the definitive proxy statement/prospectus.  Additional information regarding the interest of such participants may be included in other relevant documents to be filed with the SEC in connection with the proposed spin-off transaction